Exhibit 99.1

01-May-2015

KCG Holdings, Inc. (KCG)

Q1 2015 Earnings Call

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

INTRODUCTION

Operator: Good morning and welcome to KCG’s First Quarter Earnings Conference Call. As a reminder, today’s call is being recorded and will be available by playback. On the line are Chief Executive Officer, Daniel Coleman, and Chief Financial Officer, Steffen Parratt. A question-and-answer session will follow remarks on the quarter.

To begin, I’ll turn the call over to Jonathan Mairs. Please go ahead, sir.

Jonathan Mairs

Thank you and good morning. I’m Jonathan Mairs. Welcome to KCG’s first quarter 2015 earnings call. On the line this morning are CEO, Daniel Coleman and CFO, Steffen Parratt. Before we begin, please direct your attention to the cautionary terms regarding forward-looking statements in today’s discussion.

Certain statements contained herein and the documents incorporated by reference may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, take a minute to read the Safe Harbor statement contained in the earnings press release, and presentation deck posted at investors.kcg.com, which is incorporated herein by reference.

In terms of the agenda for the call, Daniel will open with a few remarks. Steffen will provide details on KCG revenues and expenses and overall financial conditions. Daniel will return with a few additional comments before we move to the Q&A.

Now, I’ll the turn the line over to Daniel.

BUSINESS AND FINANCIAL OVERVIEW

Daniel B. Coleman

Thanks, Jon. Good morning and thank you for joining us this morning on our call. In Q1 2015, KCG posted solid results due in large part to continued focus on cost – in particular, non-personnel costs. We produced slightly more profit on lower revenues from last quarter. Market conditions were not quite as strong as Q4. Average daily consolidated dollar volume for U.S. equities was down about 2%. Retail SEC Rule 605 share volume rose about 1%. Futures and options volume in the U.S. declined about 9% to 10%. Average daily realized volatility for the S&P 500 rose slightly in the fourth quarter but remained low – in the low-teens. Although our market share was mixed quarter-over-quarter, the quality of our market share continues to improve.

We were essentially flat Q-over-Q in terms of retail order flow. In Q1, a greater percentage of that order flow came from retail clients directly rather than the exhaust of other providers. Over time, we believe that deeper direct relationships of the retail aggregators will create a stronger franchise. Similarly, our overall market share and algorithmic trading and order routing dropped, but our higher-margin business continues to grow.

For the first quarter we on-boarded 16 new buy-side clients. We had 10 buy-side clients trade through algos for the first time. Moving some lower margin order routing clients off our platform has not impacted our revenues significantly; focusing on the higher-margin clients over time will.

As our list of integration-related responsibilities gets shorter and shorter, we’re shifting greater attention to revenue-generating activities. Other than algorithmic execution, our primary areas of focus for KCG to grow revenues are in thick market making and expanding the firm’s client network in Europe.

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

As for expenses, we continued to make meaningful progress during the first quarter. Attaining the right cost structure is a strategic priority for KCG’s management team. We’re always looking to apply technology, reengineer processes and share resources wherever possible to drive further savings.

During the quarter, of course, we completed the sale of KCG Hotspot. We’re pleased to have found a good strategic owner in BATS, at a price we believe represented fair value for the asset. As of the quarter close, based on the financial results and asset sale, KCG’s tangible book value rose to $13.86 per share; book value increased to $15.10 per share; stockholders’ equity grew to $1.78 billion.

Today, we announced plans to initiate a tender offer of up to $330 million of KCG common stock, beginning Monday. We will repurchase shares through a “modified Dutch auction” process, with the expected range to be between $13.50 and $14 per share. Details will be included in a Schedule TO to be filed on Monday. In brief, we think this is a good use of our excess cash. We want to reward shareholders for their patience as we build this new firm.

So with that, I’ll hand it over to Steffen, who’ll go through the quarter’s numbers.

Steffen W. Parratt

Thank you, Daniel, and good morning everyone. To recap the first quarter results, KCG generated pre-tax income from continuing operations of $406.1 million. Pre-tax income included a gain of $385 million on the sale of KCG Hotspot, as well as expenses directly related to the sale in the form of professional fees of $6.7 million in compensation of $4.5 million. KCG also recorded a small write down from lease loss charges during the quarter.

Excluding the impact of these items, KCG’s non-GAAP pre-tax income from continuing operations was $32.4 million. Using a 38% tax rate, that equates to $0.18 per diluted share on 113.6 million weighted average shares outstanding.

Let’s turn to the segments beginning with market making. This segment comes to as all direct-to-client and non-client exchange-based market making across asset classes. During the first quarter, market making generated revenues of $22.4 million – sorry – $224.5 million and pre-tax earnings of $39.3 million. The units within market making performed well. Direct-to-client market making in the U.S. equities group order flow from leading retail broker clients, non-client market making activities in U.S. equities remained elevated given the generally favorable market conditions compared to the middle of 2014 and KCG continued efforts to expand in global markets outside of U.S. equities – specifically, fixed income and currencies.

In terms of KCG’s trade volumes, KCG’s average daily SEC Rule 605 U.S. equity share volume was roughly flat quarter-over-quarter, slightly lagging the overall retail market. Nonetheless, KCG grew order flow from strategic clients during the quarter.

KCG’s average daily U.S. equity dollar volume declined 2% quarter-over-quarter which was in line with the overall U.S. equity market. KCG’s average daily U.S. equity exchange-listed share volume was essentially flat. In comparison, average daily consolidated U.S. equity share volume declined 3%.

During the first quarter, KCG’s total U.S. equity market making dollar volume traded was $1.89 trillion, and revenues were approximately $175 million. The resulting metric for revenue capture per dollar value traded for the quarter was 0.92 basis points. In comparison, during the fourth quarter, KCG’s dollar volume traded was $1.99 trillion, and revenues were approximately $186 million, and revenue capture was 0.93 basis points.

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

During the first quarter, revenues from market making activity outside U.S. equities were approximately $50 million; in comparison, revenues were approximately $53 million during the fourth quarter. The small decline is attributable to U.S. Treasuries, commodities and options – offset by European equities.

Shifting over to global execution services, this segment comprises agency trading and trading venues. During the first quarter, adjusting for the impact of the sale of KCG Hotspot, global execution services generated revenues of $79.2 million and pre-tax earnings of $7.2 million.

A few brief highlights: Algorithmic trading continued to cultivate leading institutions. The ETF trading team posted its best quarter since the reorganization, and KGC BondPoint grew volumes across all products, quarter-over-quarter.

On the agency trading side, algorithmic trading and order routing recorded average daily U.S. equity share volume of $299 million, which represented approximately 4.3% of consolidated U.S equity share volume. Of the total, algorithmic trading on behalf of U.S. institutions accounted for ADV of 53.8 million shares.

The algo product development process brings together the best of KCG, advanced trading technologies and intellectual capital covering market structure and quantitative strategy. Clients utilizing KCG algos get access to the firm’s naturally occurring liquidity from retail institutional clients. Recently introduced Catch algorithm in particular is proving to be a draw.

In addition, the ETF trading team, which was reorganized shortly after the merger, posted its strongest performance to date. The desk facilitates trading for institutions, registered investment advisors, and so forth while operating with fewer heads and less capital than prior to the reorganization. Among the venues, the sale of KCG Hotspot was completed on March 13; over the 50 trading days during which Hotspot remained a property of KCG this year, average daily notional FX dollar value traded was $31.1 billion.

The gain from the sale is reflected on the balance sheet by the rising stockholders’ equity, additional cash of $365 million and a receivable of $65 million primarily related to the estimated fair value of the additional tax-sharing payments related to the deal. KCG BondPoint turned in a productive quarter; average daily par value traded of $145.8 million represented an $11.5 million rise sequentially. Growth was balanced with total volumes rising across the board quarter-over-quarter in corporates, munis, Treasuries and CDs.

During the quarter, BondPoint reached a new high of 19.5% market share of all interdealer corporate bond transactions under 250 bonds. BondPoint also accounted for 6.3% of all interdealer muni bond transactions under 250 bonds.

Further to building on the institutional client base, during the quarter BondPoint established connectivity to Charles River IMS, a multi-asset class trading platform for institutional clients. BondPoint also hired a senior institutional fixed income sales person. KCG’s registered ATS Knight Match accounted for 3.4% of all first-quarter U.S. equity share volume reported to Rosenblatt’s Dark Liquidity Tracker. The leading venues tracked by Rosenblatt accounted for approximately 16.4% of consolidated U.S. equity share volume during the quarter.

Turning now to expenses, total expenses for the quarter were $290.0 million. Total compensation expense was $106.7 million for the first quarter. The decrease from the prior quarter was driven by reduced head count and lower bonus accruals.

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

Excluding comp and revenues related to the sale of Hotspot, comp was $102.3 million or 47% of net revenues for the first quarter. Adjusting for the seasonal impact of 401(k) matching and taxes on annual bonuses gets us closer to a 45% ratio.

As a reminder, we define net revenues as total revenues less execution and clearance fees, payments for order flow and collateralized financing interest, as well as any onetime gains.

Turning to the next biggest movers among operating expenses, communications and data processing decreased $3.2 million quarter-over-quarter, due to reduced market data and terminal fees, connectivity cost and maintenance expenses. Professional fees of $11.1 million included $6.7 million related to the sale of KCG Hotspot.

Occupancy and equipment rentals declined $1.2 million due to reduced lease operating expenses and real estate taxes. As a category, other declined $2 million as a result of decreased BAT expenses and regulatory dues, partially offset by debt-issuance costs.

Among transaction-based expenses, execution and clearance fees decreased $13.9 million, as a result of lower regulatory transaction fees and a slight decline in trade volumes. The reduction in regulatory and transaction fees from $22.10 per million shares to $18.40 per million shares went into effect February 14 and will remain fixed at that level until at least September 30. Excluding transaction-based expenses and non-operating charges disclosed in our Reg G tables, consolidated expenses totaled $186.6 million.

Turning to our balance sheet, at March 31st, KCG had cash and equivalents of $990 million and debt of $800 million. The cash includes the provision of approximately $150 million to cover our 2015 tax liability associated with income through the first quarter including the gain on the sale of Hotspot. So we expect to carry about $500 million in cash through the remainder of 2015.

The elevated debt level is a vestige of KCG’s debt activity in the first quarter. During the quarter, the firm raised $500 million in 6.875% senior secured notes due in March 2020. From the proceeds, approximately $117 million went to retiring the convertible bonds due in March 2015. In addition, we placed $330 million in escrow to redeem the 8.25% $305 million senior secured notes due in 2018. That transaction was completed subsequent to the quarter close. Adjusting for the mechanics of the repayment, KCG in effect had approximately $495 million in debt at quarter close and a debt-to-tangible equity ratio of 0.3 to 1.

At March 31st, KCG had $1.78 billion in stockholders’ equity, a book value of $15.10 per share, a tangible book value of $13.86 per share based on 118.1 million shares outstanding including RSUs. Headcount was 1,038 full time employees as of March 31 compared to 1,093 employees on December 31.

That concludes my report on the quarter. Now I’ll turn it back to you, Daniel.

Daniel Bibb Coleman

Thank you, Steffen. To reach out to first quarter, we closed the sale of Hotspot. We refinanced over $400 million of debt. We’ve driven down our non-personnel costs to less than $350 million a year on an annualized basis. Our headcounts were around the 1,030 level, I think closer to an optimal level for running our current group business. Now we’re returning up to $330 million to our shareholders via a tender offer.

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

Putting our capital structure and cost in line, we’re laying the foundation for business that over the next few quarters should be valued on return on equity rather than its net assets. The missing piece of this puzzle is revenue growth. Many of these calls, I’ve said that we’re going to focus on what we can control with respect to cost and capital structures. We’ve done just that.

Now the focus of our management team moves from integration of two firms to revenue growth – longer-term challenge for us to tackle but a challenge that is also well in our control. Although our revenues are closely tied to market dynamics over time, we have the ability to make a significant impact. Unlike some of our previous cost-cutting initiatives, these changes will not occur necessarily in one or two quarters. With the focus on strategic investment, we can – we believe we can meaningfully increase our revenues by focusing on the following areas.

With respect to clients, client strategy is based on our ability to significantly enhance our liquidity and execution products delivered directly to the large aggregators of investors and order flow.

We believe that we have a higher-margin proposition than before, we believe that we can achieve higher margins moving up the chain once step closer to end-clients and we believe that by developing these strategic relationships with these clients we’ll able to offer liquidity and execution solutions in other products and geographies over time.

Geographical strategy: Over 85% of our revenues come from U.S. plants and U.S. products. We’re focused on offering a full suite of liquidity in execution products in London for European clients in the U.S. and European products and for U.S. clients in European products. We continue to gain traction with banks in the continent that aggregate retail order flow, we’re focused on rolling out new algorithmic offerings to European asset managers in the second half of 2015.

In addition we’re well positioned as Europe takes a lead in unbundling banking products in 2017. With respect to our product offering, approximately half of our revenue comes from market making U.S. equities, we’re focused on growing our exchange market making, commodity futures and interest rate products, we’ve been focusing on growing our direct-to-client market making capabilities in government bonds and foreign exchange.

As we’ve mentioned before, the new products that have the great impact over the coming quarters are likely to be our algorithmic execution business for equities in the U.S and Europe. We’ll grow these businesses by leveraging our technology across the firm; we’ll stay intensely focused on being a leader in the infrastructure and quantitative processes. We will stay intensely focused on leveraging our capabilities to solve our clients problems, and we will do all of this without needing more capital.

We’re coming up on our two-year anniversary as a firm. We’ve come a long way just to be where we are today. We look forward to the coming quarters, where we believe that we will demonstrate that we’ve earned the right to manage these very valuable assets by delivering the right returns for our shareholders. Thank you for your time this morning. And now we’ll be glad to answer any questions.

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

QUESTION AND ANSWER SESSION

Operator: Thank you. [Operator Instructions] And we’ll take our first question from Chris Allen from Evercore.

Chris Allen	Q

Morning, guys.

A

Good morning, Chris.

Chris Allen	Q

I guess, I mean, the primary focus now as Dan, you just spoke to is the top-line growth, maybe could stack rank where you think the best growth opportunities are within the franchise right now and where you guys are putting your primary efforts at the moment?

A

As I said, I think – revenue growth’s a little trickier and that it takes time, so I will stack rank things based on where we think we’ll see results first. I think the first area is going to be algorithms in the U.S. I think the reason we think this will be the first area is (1) we think the product is very competitive and we continue to improve it and, (2) from sort of a book-to-bill point of view, we’ve added I’d say approximately 30 buy-side clients in last two quarters and we continue to grow that client base. And that client base, on the algorithmic side, pays a fair amount more for execution and a broker dealer client base does routing and previous to this merger a lot of the business for both Knight and GETCO were much lower-margin business.

So, that’s going to be the first place, and that is the place to watch and I think focusing on client on-boarding is sort of the area to watch first, but over the next couple of quarters that on-boarding will turn into revenues.

Second place, where I’ve talked about and we’ve worked on for last couple of years (or at least since the merger), is growing a business that’s similar to our wholesale business in the U.S., where we’re working with European banks. The opportunity set is much smaller than the U.S. but we are gaining traction, and we do have – we have brought a lot of clients on, and I think over the next quarter the business could be quite a bit larger with a few more clients and some work we’re doing optimizing our trading. I think probably towards the end of the – I think towards the end of the year, it would be worth talking about the business a little bit more detail, just scope it out for you, but I think right now it’s premature to do that.

The other areas included market making and non-equity products; I think that’s important, that takes time and that’s sometimes somewhat conditional on market condition – market performances. And finally, I can’t omit our core business wholesale market making U.S. clients and equities. I think there is more we can do there – not just driving market share but drive market share up from where we are. I think that environment is really difficult now; I’m not sure if the competitive environment stays the way it is, it’s going to be – you’re going to see all the players still in it, and over time I feel competitive environment will have to change a bit.

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

Those are the main areas, Chris, I – there are other things we’re looking at, but they’re early on. I think there’s some good stuff in BondPoint, but sometimes it’s a question of scale with respect to this call. For this call, I think algorithms, especially in the U.S., is the thing to watch for in the next quarter or two.

Chris Allen	Q

Got it. And then, next question is just accounts of revenue came in kind of on an adjusted basis closer to the 45%, you guys have been talking about. Now we have – we’ve been an electronic market maker as kind of a public comp with the comp-to-revenue ratio a lot closer to 20%; obviously, you guys have a healthy voice business in the institutional side, and retail market making entails some customer relations, but it seems to be a pretty wide disparity. Any thoughts in terms of where that could improve to over time or why there should be such a big difference between the two companies?

A

I think the difference between us and Virtu is very big – everything from amount of equity we have and the thousands of clients we have, requires a lot of head count that a firm like Virtu doesn’t have. I think the real question for us, I think, will be, over time, can we get the right returns on these resources. But as far as comp ratio going down to 20% or anything like that, I think, if you look at other firms that are in the client business, you are going to see comp ratios in the 40s, maybe, with blended market making, maybe it breaks 41 day, but I think that’s pretty aggressive.

If you look at, say, ITGs on a net revenue basis, I think they are in the mid-40s to low-40s, feel free to double check me. And I think if you were look at securities divisions of banks and line up their comparable businesses, you are going to be – on a net revenue basis, I think you are going to be in the mid-40s to low-40s. So I think there is some room over time as we grow revenue. And I do think – I think 45 is the right number for us this year. I would not be surprised that, as Virtu as a public company, they find they need more resources – I could be wrong – in which case maybe theirs goes up. But in any case, I don’t think we’re off the market for the business we’re in, and over time we’ll look to optimize it, Chris, but I think that’s going to be about revenue growth more than about lowering pay.

Chris Allen	Q

Got it. And the last question from me is the global execution services business – what would the revenues and pre-tax income would look like if you’d sold Hotpot as of January 1, for modeling purposes getting right moving forward?

A

And so Hotspot added net revenues of $9 million and earnings, I guess, pre-tax it’s $3 million.

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

Chris Allen	Q

Great. Thanks guys.

A

Thanks, Chris.

Operator: We’ll go to our next question from Niam Alexander with KBW.

Niam Alexander	Q

Hi, good morning. Thanks for taking my questions. I’m sorry I missed the opening of the call so with respect to the tender I don’t if you say you couldn’t or you could talk about it but and if you could help me get a sense of – you have some big inside ownership stakes and you just loosened up a huge – I’m just wondering like the price that you’ve come out with – is that something that you’ve been able to may be discuss or get a sense of whether or not some of those big other shareholders might be interested to sell?

A

Well, I – Niam, good morning. We try to come up with the right price. We work with our bankers, and we have to balance so many different things including shareholders that don’t tender. We think this range reflects a higher price where our stock has been. We think relative to our tangible book value where our stock’s traded we think this price is a reasonable price. So, we think it will be a successful tender, but I think the main thing is we have to come up with a price that’s fair to all the shareholders, both the ones with tender and the ones that don’t and remain with us, and we think we’ve come up with that. So, I’m pretty confident we’ll be successful, but it – there is a lots of factors that go into establishing the price – $13.50 to $14.00.

Niam Alexander	Q

Okay. Fair enough. And I guess with respect to this $330 million to $400 million, is it a full $400 million, what’s the delta and what is the warrants? Is that employee or insiders or are they getting the option to cash out too?

A

So the tender is for equity. We changed our buybacks so that we could buyback a total of $400 million of warrants and equity and we’ll use $330 million of that for the tender, and that’ll leave approximately $70 million left for us to buyback equity or warrants later – later on. But right now, it’s just a tender for equity. There are warrants outstanding that former GETCO shareholders had as part of the deal, but right now the tender is just for equity.

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

Niam Alexander	Q

Okay. That’s fair. Thanks so much. And then if I could just go back to the wholesaler, I know you gave good color on the revenue growth areas, and the kind of the wholesaler on that list too. But, it looks like the revenue capture kind of leveled out, but then your comments suggest it’s still very much an intense environment. And do you – does it get the sense that maybe the rev capture might have leveled out, all else equal, like if the environment doesn’t change that much in terms of all suddenly in the market trends and are – could we see maybe another markdown in the rev capture?

A

Obviously, it’s – will be a distribution and I guess that’s the way to think of it, is 0.92 the new mean. Actually I think when we ran the numbers for the last two years, 0.92 was the mean. I will say this, and I know that many of you’ve been used to more like a 1 basis points rev capture: this past quarter seemed pretty average from a market condition point of view over the last few quarters, average at best. At the same time, I would say that the competitive part of the wholesale business is just as competitive, looking at the numbers, as it was in Q4 and arguably more competitive than it was in the first three quarter of last year.

So, I’m hopeful that 0.92 is the low end, but all the evidence of the last two years is probably close to a mean. I will say this, that the competitive environment right now, feels much more so than the average competitive environment over the last two years, and I’m not sure how that plays out, but we’re getting 0.92 in what I’d say is very, very competitive environment.

Niam Alexander	Q

Is there still one big player on this space kind of pressuring pricing, that’s been one of the challenges we have today, right?

A

Honestly I don’t know, I don’t know. I mean this space is small, we all know who the players are, but I think that, there’ll be one player being most aggressive but it’s really hard to say. I think that, obviously there is a lot of focus on the space after the past year and all the conversations since Flash Boys and everything else. But I would say that, I feel like competitive environment in the second half of last year was a long one than first half.

And if it is one or two players pushing it, and someone is pushing it, but I wouldn’t speculate on who it might be or why.

Niam Alexander	Q

Okay fair enough. And then just lastly on the same topic, if I could real quick. The payment for order flow, I mean, as you’ve seen the rev capture come down is the value of that order flow still what it was, should you be paying as much, is there – it still sounds like it’s very competitive, so I don’t know that you can stop, but is there opportunity, maybe, to tweak that?

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

A

Same as order book came down Q4 versus Q3 but remained relatively flat in Q1 versus Q4 might have come down a touch on a per-share basis, did come down little bit on a per-share basis but not a lot. But it’s to some – and when I say it’s competitive, I’m including both of those in there, whatever the price improvement is plus the payment in aggregate; it means the market is much more competitive. But it’s all part of the general conversation with the client on the performance. And it’s something that we compete with the other four or five players on, and its market price, and we all have to adjust here and there. So, it has come down a little bit, it’s definitely come down on a per-share basis since Q4, but it’s not that big – it hasn’t come down as much quarter-over-quarter as it did Q3 to Q4. And quite frankly, it is a fair amount smaller as a total relative to price improvement we give. And that point of view, even if it came down more, the impact wouldn’t be as big as it used to be.

Niam Alexander	Q

Okay. Fair enough. Thanks.

Operator: And we will take our next question from Ken Worthington with JPMorgan.

Kenneth B. Worthington	Q

Hi. Good morning. So on the competitive nature of the business, there is a trade-off between profitability and execution quality. So as you kind of think about the competitive landscape, do you think that industry is just willing to accept lower profitability metrics? I think there was a thought that maybe Schwab kind of opening up its business maybe altering that view. So, is your sense there is a long-term gain here or what you think there is the potential that there may have been some sort of innovation out there that allowed one or others to kind of shift that trade-off, basically allowing for better execution quality while maintaining profitability? Is there any chance or something of something like that, or is that just complete fantasy?

A

I don’t think someone’s come up with a new mousetrap that’s created a better return across the board. I would say this: What’s interesting about this business is that the wholesale business it’s a big competitor, it’s a part of different firms and entities; firms want to allocate resources to it, if they have various freedoms to do. In the past, I think the banks had a lot of freedom to allocate resources to it.

I would argue now the banks have a lot less freedom to allocate resources to it, because they have a lot of other things demanding for their resources. Susquehanna and Citadel, obviously, are very big businesses away from that wholesale business, depending on how they want to allocate resources, their views on the business over the next 5–10 years could be very different and they may want to allocate resources in a way that might impact pricing; neither one of those are public, so they don’t have the demands of a public company. We’re a public company and we’re probably – we’re the most transparent, given that Citi and UBS are larger organizations, the transparency in the wholesale business is clearest with us.

We’re still getting the right returns for this business, and so we still think this is a good business, even at these levels. But I would imagine that it’s a hard business for some of the participants at these levels. And I don’t think

KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

anyone’s figured out something that they are getting excess returns here, but I would say we’re still getting solid returns, even at these levels, but I think that what a long-term gain could be that some people exit this business because it’s – I don’t think everyone is getting the right returns right now.

Kenneth B. Worthington	Q

All right. Thank you. This is a little bit different, but just on legacy GETCO, can you compare GETCO three years ago, like not peak, but like, in the kind of recent past to where GETCO is today. How is that business different and – [indiscernible] like – where is it the same, and my impression is GETCO is really complementing the bunch of the legacy Knight businesses, and if that’s a terrible perception, can you correct me?

A

In the last year and a half, I think a lot of things have changed. Some of the GETCO businesses are doing well; some are not doing as well. Some of the GETCO infrastructures are being used in other places within the firm. And so it’s not as self-contained, parts of the businesses are, but GETCO is a firm doesn’t exist anymore. And our success in algos, our success in some other areas, some of these, not all, but some of the reason will be due to some of the people and the infrastructure we have from GETCO. And previous to that was people and that infrastructure may have been focused on something else. So, we don’t breakout – we don’t breakout the GETCO trading, but we do – and we don’t, more and more every day, we don’t even refer to GETCO or Knight anymore.

I think the most important thing is – is the closest we kind to breaking out GETCO the majority, but not all, of the non-U.S. equity market making, GETCO is the part of the U.S. equity market making, but I think where it will – so if you see those grow, chances are GETCO could have – the legacy GETOC could have had a part of it. I think a couple of years from now, it will be very hard to figure out what was legacy GETCO, what was legacy Knight, because I think some of the infrastructure being intertwined and the people will be more moved around, but we don’t separate it out in a way that – doing that we would not get to leverage, but as far as the market making business it was mostly legacy, some of the businesses are doing well; some haven’t done as well over the past year and a half, but I feel like the opportunities set there and what we’re doing is good.

Kenneth B. Worthington	Q

Great. Lastly, the ETF team. So, you had a very successful ETF team, it was replaced. The new ETF team has been around for a little while now. How are they doing, how does the profitability of that area kind of compared to what it had been in the past? Thanks.

A

I’d say the profitability in Q1 is probably higher than it’s been in the past for ETFs in Europe and the U.S. The revenue has not reached but one of the reasons we restructured that businesses is because [indiscernible] profitable and its returning equity was important. So, I think, the return on equity and profitability have reached or surpassed the previous business – that’s as much clarity we want to give – but I think it has taken a little while, but we’re pretty happy with where that business is right now.

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KCG Holdings, Inc. (KCG)
Q1 2015 Earnings Call	01-May-2015

Kenneth B. Worthington	Q

Okay, great. Thank you very much.

Operator: [Operator Instructions] . It appears there are no questions at this time.

Okay. I just want to thank everyone for joining us this morning. Thank you for your questions and obviously if you need follow up please give Jon a call. Thank you very much, have a great day.

Unverified Participant

Thank you.

Operator: That concludes today’s conference, thank you for your participation.

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